5
1
<SROS>NASD
<REPORTING-OWNER>
  0000939106
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Health Management Systems, Inc.
  0000861179
  <IRS-NUMBER>13-2770433
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Miller III, William F.
   401 Park Avenue South


   New York, New York 10016
2. Issuer Name and Ticker or Trading Symbol
   Health Management Systems, Inc. (HMSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
   and Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  07/10/02    B        2,913         A  $2.43        595,575        D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $3.41           12/19/02       A         87,975                            (1)          12/19/12
to buy)
Non-Qualified Stock Option     $1.31           01/10/01       A         750,000                           (2)          01/10/11
(right to buy)
Non-Qualified Stock Option     $3.41           12/19/02       A         37,025                            (1)          12/19/12
(right to buy)
Non-Qualified Stock Option     $2.48           04/17/02       G         37,500                            (1)          12/12/11
(right to buy)
Non-Qualified Stock Option     $2.48           04/17/02       G         37,500                            (1)          12/12/11
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  12/19/02  Common Stock                   87,975                    87,975        D   Direct
to buy)
Non-Qualified Stock Option     01/10/01  Common Stock                   750,000                   750,000       D   Direct
(right to buy)
Non-Qualified Stock Option     12/19/02  Common Stock                   37,025                    37,025        D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/02  Common Stock                   37,500                    37,500        I   by Daughter (3)
(right to buy)
Non-Qualified Stock Option     04/17/02  Common Stock                   37,500                    37,500        I   by Son (3)
(right to buy)

Explanation of Responses:

(1)
Options vest in 1/3 increments with 1/3 vesting on grant date, and 1/3 on each of the next two anniversary dates.
(2)
Options will vest as follows: 100,000 vesting on first anniversary, and 81,250 at the end of each quarterly period thereafter.

(3)
These options are held in trusts for the benefit of the children of the reporting person, who still has beneficial ownership of the options.

SIGNATURE OF REPORTING PERSON
/S/ By: Philip Rydzewski
    For: William F. Miller III
DATE 02/13/03